                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C.,  20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(a)
                             (Amendment No.     )*

                          NICHOLS RESEARCH CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  653818 10 4
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                                 (CUSIP Number)

                              THOMAS L. PATTERSON
                          NICHOLS RESEARCH CORPORATION
                           4040 MEMORIAL PARKWAY, S.
                           HUNTSVILLE, ALABAMA  35802
                                 (205) 883-1170
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                August 31, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(CUSIP NO. 653818 10 4)
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      1     NAMES  OF  REPORTING PERSONS.  I.R.S.  IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY): Thomas L. Patterson
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                a     /  /
                                                                b     /  /
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      3     SEC USE ONLY
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      4     SOURCE OF FUNDS (SEE INSTRUCTIONS)                         OO
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2 (d) or 2 (e)                                       /  /
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      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
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            NUMBER        7     SOLE VOTING POWER
            OF                  808,424 shares                     (see Item 5)
            SHARES            --------------------------------------------------
            BENEFICIALLY  8     SHARED VOTING POWER
            OWNED                   NONE
            BY                --------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER
            REPORTING           808,424 shares                     (see Item 5)
            PERSON            --------------------------------------------------
            WITH         10     SHARED DISPOSITIVE POWER
                                    NONE
                              --------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON
                                808,424  shares                    (see Item 5)
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      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                /  /
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      13    PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                   6.15%          (see Item 5)
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      14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                IN
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
Item 1.  Security and Issuer.
-------  -------------------

      The class of equity securities to which this Schedule relates is the common stock, par value $.01 per share (the "Common Stock"), of Nichols Research Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 4040 South Memorial Parkway, Huntsville, Alabama 35802-1326.

Item 2.  Identity and Background.
-------  -----------------------

      (a), (b), (c) and (f). The person filing this Schedule is Thomas L. Patterson, an individual. Mr. Patterson's principal occupation is the President of Nichols TXEN Corporation, a wholly-owned subsidiary of the Issuer. Mr. Patterson's business address is c/o Nichols Research Corporation, 4040 Memorial Parkway, S., Huntsville, Alabama 35802. Mr. Patterson is a citizen of the United States.

      (d) and (e). At no time during the last five years was Mr. Patterson convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

      Pursuant to an Agreement of Merger by and among Nichols Research Corporation, a Delaware corporation, TXEN, Inc., an Alabama corporation ("TXEN"), and the shareholders of TXEN dated as of August 27, 1997 (filed as
Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed with the Commission on September 11, 1997), on August 31, 1997 the Issuer acquired from the shareholders of TXEN all of the shares of TXEN capital stock not previously owned by the Issuer. As consideration for the acquisition of his shares of TXEN capital stock, Mr. Patterson received 697,725 shares of the Issuer's Common Stock and cash. Mr. Patterson already owned 110,699 shares of the Issuer's Common Stock prior to the aforesaid merger and acquisition.

Item 4.  Purpose of Transaction.
-------  ----------------------

      Mr. Patterson acquired beneficial ownership of the Common Stock for the purpose of investment.

      Except as set forth herein, Mr. Patterson has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer, or disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer; or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

      (a) Upon consummation of the merger and acquisition, Mr. Patterson became the direct owner of 808,424 shares of Common Stock, representing 6.15% of the 13,137,657 issued and outstanding shares of Common Stock of the Issuer as of August 31, 1997.

      (b) Mr. Patterson has the sole power to vote and to dispose of the 808,424 shares of Common Stock.

      (c) No other transactions of Common Stock have been effected by Mr. Patterson following the aforesaid merger and acquisition or during the past 60 days.

      (d) No person other than Mr. Patterson has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
-------  ----------------------------------------------------------------------

          Not applicable.

Item 7.  Materials To Be Filed as Exhibits.
-------  ---------------------------------

          Not applicable.


                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1998



                                          Thomas L. Patterson
                                          -------------------------------------
                                          Thomas L. Patterson

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